Exhibit 99.1

London & East Aurora, NY	29 June 2026

Vertical Aerospace Selects Astronics as Low-Voltage Power Distribution Supplier for Valo

•	Astronics to supply low-voltage power distribution system for Vertical's Valo aircraft

•	Supplier agreement strengthens Vertical's world-class aerospace supplier ecosystem as the Company advances toward certification and scaled production

Vertical Aerospace ("Vertical" or the "Company") (NYSE: EVTL), a global aerospace and technology company that is pioneering electric aviation, today announced a long-term agreement with Astronics Corporation (NASDAQ: ATRO), a leading provider of advanced technologies for the global aerospace, defense and other mission critical industries, to supply the low-voltage ("LV") power distribution system for Vertical's Valo electric vertical take-off and landing (eVTOL) aircraft.

Under the agreement, Astronics will provide the aircraft's LV power distribution system, including power conversion and distribution hardware that manages and protects electrical power for critical aircraft systems. The system converts high-voltage electrical power from the aircraft's propulsion architecture into low-voltage power used by avionics, flight controls and other essential onboard systems.

Astronics has supported Vertical throughout the prototype phase of aircraft development, with its hardware already integrated into Vertical's piloted flight test aircraft. The company's purpose-built eVTOL electrical power solutions and extensive aerospace experience make it the ideal supplier for Valo as Vertical advances toward certification and commercial production.

This agreement further strengthens Vertical's supplier ecosystem across Valo’s key aircraft systems, including leading suppliers such as Honeywell (flight control and aircraft management systems), Aciturri (airframe structures), Evolito (electric propulsion units), Hyundai WIA (landing gear), Syensqo (composite materials) and Isoclima (transparencies).

Stuart Simpson, CEO of Vertical Aerospace, said:

"Building a certifiable aircraft requires not only breakthrough technology, but also a world-class supplier ecosystem. Astronics brings deep expertise in aircraft electrical power systems and has already demonstrated its capabilities through our flight test programme. This agreement is another important step as we mature Valo's design, strengthen our supply chain and advance toward certification and commercial production."

Jon Neal, President of Astronics Advanced Electronic Systems, said:

"Astronics is proud to be working with Vertical Aerospace as the supplier of their power distribution system for the Valo aircraft. Our CorePower® system is purpose-built for eVTOL applications, combining high-voltage power conversion with low-voltage power distribution delivering reliable, fault-protected power to flight-critical systems including avionics, flight controls, and navigation. CorePower was designed from the ground up to meet aerospace certification standards, giving our customers a lightweight, compact solution that reduces integration risk and supports their path to type certification. We look forward to continuing our close collaboration with the Vertical team through CDR and Valo's entry into service.”

The announcement follows continued progress on the Valo programme as Vertical advances toward Critical Design Review (CDR), establishing the certifiable design baseline for the aircraft ahead of certification-conforming aircraft production and testing.

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About Astronics Corporation

Astronics Corporation (Nasdaq: ATRO) serves the world’s aerospace, defense, and other mission critical industries with proven, innovative technology solutions. Astronics works side-by-side with customers, integrating its array of power, connectivity, lighting, structures, interiors, and test technologies to solve complex challenges. For over 50 years, Astronics has delivered creative, customer-focused solutions with exceptional responsiveness. Today, global airframe manufacturers, airlines, militaries, completion centers and Fortune 500 companies rely on the collaborative spirit and innovation of Astronics. The Company’s strategy is to increase its value by developing technologies and capabilities that provide innovative solutions to its targeted markets. For more information on Astronics and its solutions, visit Astronics.com.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Valo is a piloted, four-passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnerships with leading aerospace companies, including Honeywell, Syensqo and Aciturri, with its own proprietary battery and propeller technology to develop the world's most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of Valo, with customers across four continents, including American Airlines, Avolon, Bristow, GOL and Japan Airlines. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical's experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

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ENDS

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding a long-term supply agreement with Astronics to supply the low-voltage power distribution system for Valo, the design and manufacture of our aircraft and the hybrid-electric variant, certification and the commercialization of our aircraft and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, the features and capabilities of the aircraft, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, completion of the piloted test programme phases, selection of suppliers; as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 24, 2026, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

For more information:

Media:	Investor Relations:
Justin Bates, Head of Communications	Samuel Emden, Head of Investor Affairs
justin.bates@vertical-aerospace.com	samuel.emden@vertical-aerospace.com
+44 7878 357 463	+44 7816 459 904

Astronics Media:	Investors:
Christine Ellis	Deborah K. Pawlowski
Astronics Corporation	Alliance Advisors LLC
T: 425.881.1700	T: 716.843.3908
Email: Christine.Ellis@astronics.com	Email: dpawlowski@allianceadvisors.com

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